Exhibit 99.1

Perion Launches “SODA” – Next Generation AI-Powered Supply-Side
Technology for Web and DOOH Designed to Increase
Revenue for Publishers, and Reduce Waste for Advertisers

Already Adopted by Mediatransports, SODA Enables Publishers to Maximize Revenue
through AI-Modeling Optimization

New York & Tel Aviv, September 11, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today announced the launch of SODA (Supply Optimization & Demand Amplification), an AI-powered suite of solutions for publishers, featuring a next-generation AI algorithm for Supply Path Optimization (SPO) designed to maximize efficiency and monetization across every ad impression.

With SODA, Perion introduces a new standard in Supply Path Optimization. Powered by real-time mediation, direct integration with Perion’s demand-side intelligence, and sustainability logic, SODA delivers SPO 2.0, a breakthrough for digital publishers seeking financial performance, efficiency, and environmental responsibility.

Unlocking New Value on the Supply Side

SODA integrates seamlessly into any website and DOOH screen, introducing a suite of capabilities:

●
Smart Mediation Layer: SODA evaluates all incoming bid requests from Demand-Side Platforms (DSPs) and Supply-Side Platforms (SSPs), selecting only the top-performing paths to ensure maximum yield for publishers.

●
Demand-Side Synergy with Perion’s Algo: Running in parallel with Perion’s demand-side Algo, SODA enables enhanced feedback loops, constantly identifying and rewarding high-performing inventory with increased demand and higher CPMs.

●	Revenue Growth & Retention: Access to Perion’s multiformat, high-impact demand drives higher CPMs, more monetization opportunities, and long-term publisher stickiness.

●	Transparency Into Supply: Enabling publishers to gain insight into SSP performance to inform decisions on whether there’s a need to adjust the mix of supply partners.

●
Optimized Site Performance and Efficiency: Website users enjoy quicker load times for websites and relevant ad experiences, optimizing every impression’s journey by selecting the most efficient ad paths.

“In a market saturated with inefficiencies and growing concern over unrealized ad revenues, SODA is a breakthrough,” said Tal Jacobson, CEO of Perion. “It’s not just a supply-side solution; it’s a redefinition of how supply and demand should interact. With SODA, we’re giving publishers the tools to optimize revenue responsibly, at scale, and with measurable impact.”

SODA is now available for integration for selected premium publishers, and is already in use by Mediatransports, a leader in Digital-Out-Of-Home advertising in France, leveraging its AI-powered capabilities to optimize DOOH campaigns in transport environments, such as train stations and subways.

"The Digital-Out-Of-Home landscape is evolving rapidly, and smart, AI-driven solutions are critical. The ability of Perion’s AI-suite SODA to optimize supply paths and maximize monetization is a game-changer for our business, ensuring that we deliver on our promise of performance and efficiency for our advertisers," said Valérie Decamp, CEO of Mediatransports.

As part of Perion’s broader vision to unify performance and sustainability across the digital advertising ecosystem, SODA complements Perion’s existing AI innovations, such as Wave, SORT, and GreenBids (Now Perion Algo).

About Perion

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com